January 20, 2012

Ms. Tia L. Jenkins

Senior Assistant Chief Accountant

Securities and Exchange Commission

Washington, D.C. 20549

RE:	Owens & Minor, Inc.

Form 10-K for Fiscal Year Ended December 31, 2010

Filed February 25, 2011

File No. 001-09810

Dear Ms. Jenkins:

We have received your letter dated January 19, 2012, providing comments of the Staff of the Securities and Exchange Commission (the “Staff”) regarding the above-referenced filing of Owens & Minor, Inc. (the “Company”).

We notice that we are required to respond to the letter within ten business days. Per our discussion by telephone today between Mr. Steve Lo, the Company’s counsel and its financial reporting director, we understand that the Staff has kindly extended the deadline of responding to the letter to Thursday, February 16, 2012. We will try to respond as soon as possible, but no later than such deadline.

We appreciate the Staff’s assistance in this matter. If you have any further questions or comments, please contact me at (804) 723-7566 or James L. Bierman, Executive Vice President and Chief Financial Officer, at (804) 723-7500.

Sincerely,

Owens & Minor, Inc.

/s/ D. Andrew Edwards
D. Andrew Edwards
Vice President, Controller and Chief Accounting Officer